

December 12, 2012

Via E-mail
Craig S. McMillan
Chief Executive Officer
Unseen Solar, Inc.
650 N. Rose Drive #607
Placentia, CA 92870

>   **Re: Unseen Solar, Inc.**
>   **Form 8-K**
>   **Filed November 15, 2012**
>   **Form 10-K for the Fiscal Year Ended January 31, 2012**
>   **Filed April 10, 2012**
>   **File No. 000-54392**

Dear Mr. McMillan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 15, 2012

General

1. Please revise your filing to include Item 5.06 of Form 8-K.

2. Please update the financial statements of Western Water Consultants, Inc. and corresponding financial information throughout the filing to include the interim financial statements for the period ended September 30, 2012. Please also correspondingly update the pro forma financial information. Refer to Rule 8-08 of Regulation S-X.

Item 2.01. Completion of Acquisition or Disposition of Assets, page 2

Description of Business, page 3

3. Please provide us with copies of the reports citing the market and industry data you provide throughout the filing, marked with page references tracking your disclosures in the filing. For example, we note you provide market and industry data in the "Business of Potable (Fresh) Water," "Market Overview," and "Water Treatment Industry" subsections on pages 4-7. Additionally, please tell us whether the information in these reports represents the most recently available data and, therefore, remains reliable. Please also tell us whether you funded or were otherwise affiliated with any of the respective sources.

4. Please disclose your major customers and your dependence on them. Please also disclose the sources and availability of raw materials and your principal suppliers. Refer to Items 101(h)(4)(v) and (vi) of Regulation S-K.

5. In the business section, please provide the information required by Items 101(h)(4)(ii), (x), and (xi) of Regulation S-K.

Strategy, page 4

6. You state that Western aims to provide its services and products in the southwestern portion of the United States and emerging nations. Please more specifically clarify in which areas you currently provide your products and services and into which areas you intend to expand. Please also provide an estimated timeframe and cost, if available, of any contemplated expansion or state, if applicable, that you have no timeframe or cost estimate for such expansion. In this regard, we further note your disclosure on page 6 that you expect recent regulation in India and China to lead to significant revenues.

7. In the second bullet point at the top of page 5, you state that Western aims to increase sales at a rate to obtain a significant market share of the specialty chemicals and services market in five years. Please revise your disclosure to briefly describe how Western intends to increase sales at such a rate.

8. In the third bullet point at the top of page 5, you state that Western strives to maintain profit levels that allow it to expand and provide the resources to reach its objectives. Given that Western has a history of losses, please revise your disclosure to clarify, if true, that Western strives to generate the necessary profit levels.

9. You reference Western's intent to create new distribution channels for itself, its subsidiaries, and any joint-venture partners. Please briefly discuss Western's intention to enter into any joint-venture agreements as well as the current status of any discussions with potential joint-venture partners.

10. Please briefly discuss how you plan to increase brand awareness, as disclosed in the fifth bullet point on page 5.

Market Overview, page 5

Long Term Trends, page 6

11. In the last paragraph of this subsection, you state that Western will primarily target businesses within the agriculture and industrial sectors. However, your disclosures throughout the filing suggest that Western targets the industrial market and the oil and gas exploration market. Please advise, or revise your disclosures as appropriate.

Products, Service & Distribution, page 7

12. Please revise your disclosure in this section to clarify whether you actually *operate* water treatment programs for major manufacturers, oil and gas refiners, and the food and beverage industries as suggested by Note 1 to Western's audited and unaudited financial statements.

Competition, page 9

13. Please clarify which regions you refer to as "two of the major geographic regions of the globe."

Risk Factors, page 11

Risks Related to Our Business and Industry, page 11

The market for our products and services is highly competitive . . . , page 14

14. You state that you believe your products have, or will have, adequate intellectual property protection for the underlying technologies or unique trade secrets. You also state in the last full risk factor on page 16 that protecting your intellectual property rights is difficult. However, you state on page 8 that you do not have any intellectual property. Please advise.

The success of our businesses will depend on our ability . . . , page 16

15. In the first sentence, you state that you are currently implementing various strategic business initiatives. Please briefly describe these business initiatives in the business section of the filing. Additionally, please disclose the capital expenditures associated with such initiatives.

Description of Property, page 22

16. Please disclose whether your current property is suitable and adequate for your needs. Refer to Instruction 1 to Item 102 of Regulation S-K.

Management's Discussion and Analysis, page 23

General

17. Please provide a more comprehensive explanation of the factors which led to material changes in each line item as well as quantify the impact of each factor when multiple factors contribute to material changes. For example, you disclose that the 91% increase in operating expenses from the six months ended June 30, 2011 to the six months ended June 30, 2012 was due to an increase in selling, general and administrative expenses and certain depreciation and amortization expenses. You should better clarify which particular selling, general and administrative expenses increased as well as the business reasons for the increase. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 24

18. As of June 30, 2012, you had cash and cash equivalents on hand of $60,499 and working capital of $45,203. You believe that your cash on hand and working capital will be sufficient to meet your anticipated cash requirements for the next two months. It is not clear whether you are referring to the next two months after the filing for this Form 8-K or some other period given that two months after June 30, 2012 have already passed. Please further clarify in your disclosures how long you anticipate that your sources of cash will be sufficient to meet your cash and liquidity requirements.

Directors and Executive Officers, page 28

19. You refer to both Mr. McMillan and Mr. Roussin as "Co-Chief Executive Officer" of Western. However, the employment agreements filed as Exhibits 10.1 and 10.2 to the filing indicate that Mr. McMillan is the Chief Executive Officer and Mr. Roussin is the Chief Financial Officer. Please advise, or revise your disclosures as appropriate.

20. We note your disclosure that both Mr. McMillan and Mr. Roussin worked for Pacific Water Consultants, Inc., which eventually became a division of Harpure Enterprises, Inc. Please clarify whether there is any relationship between the company and Pacific Water Consultants. In this regard, we note the company's website, as disclosed on page 22, is located at www.pacificwatergroup.com.

Item 5.02 Departure of Directors or Certain Officers . . . , page 37

21. In the last paragraph on page 37, you state that none of the newly appointed directors has been named or is expected to be named to any committee of the board of directors. Please also state here that the board of directors does not have separate committees.

Exhibit 99.1(a)

Notes to the Financial Statements

Revenue Recognition

22. Please provide a more detailed explanation of the specific products and services you provide and correspondingly the revenue recognition policy associated with each type of product and service.

Note 6 – Line of Credit

23. Please disclose the key terms of your line of credit agreements. Your description should include when the agreements will expire, whether the interest rates are fixed or variable, and the key covenants of each agreement. If the interest rates are variable, please disclose what the rates are based on. Please also clearly disclose whether you were in compliance with covenants.   Please provide similar disclosures in note 2 to your interim financial statements.

Exhibit 99.2

Unaudited Pro Forma Statements of Operations

24. In the pro forma adjustments column, please include the 4.5 million of common shares issued to the shareholders of Western Water Consultants, Inc. as part of the acquisition transaction in the basic and diluted weighted average common shares outstanding line item.

25. Note 2 to the financial statements of Western Water Consultants, Inc. provided in Exhibit 99.1 indicates that the entity elected to be taxed as an S Corporation under the provisions of the Internal Revenue Code. Please disclose whether you will continue to be taxed as an S Corporation after the acquisition as well as what consideration was given as to whether any pro forma adjustments need to be made. We also remind you of the guidance in SAB Topic 4:B. If you are going to be taxed as a C Corp from an S Corp, please also consider the need for pro forma adjustments to your balance sheet and statement of operations for income taxes. Refer to Question 3 in SAB Topic 1:B.1 and the Question in SAC Topic 1:B.2 for analogous guidance.

26. The disclosures starting on page 31 indicate that you have entered into new employment agreements which will result in a significant increase to base salaries paid to certain employees. Please give pro forma effect to the increase in base salary due to the new agreements in your pro forma financial information.

Form 10-K for the Fiscal Year Ended January 31, 2012

General

27. We remind you to file a Form 10-Q for the period ended October 31, 2012 for the pre-acquisition shell company. Refer to General Instruction A.1 to the Form 10-Q.

Report of Independent Registered Public Accounting Firm, page 14

28. Rule 8-02 of Regulation S-X requires you to provide an audited balance sheet as of the end of each of the most recent two fiscal years. The opinion paragraph of the report does not refer to the balance sheet as of January 31, 2011 as is required by Rule 2-02(c) of Regulation S-X. Please arrange with your auditors to provide a new report in an amendment to the Form 10-K which also refers to the balance sheet as of January 31, 2011 in the opinion paragraph. We remind you that the amendment to the Form 10-K should contain the complete text of the item being amended. Please also include currently dated certifications that refer to the Form 10-K/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Phillip E. Koehnke, Esq. (*via e-mail*)
        Phillip E. Koehnke, APC